FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities
                       Exchange Act of 1934



1. Name and Address of Reporting Person:

 Robbins                          David
(Last)                           (First)

26 Hampshire Drive  Hudson            NH               03051
(Street)            (City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol:

 Micronetics Wireless, Inc. / NOIZ


3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:

 September 1999


5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):


           Director

           10% Owner

   X       Officer (give title below)

           Other (Specified below)

 Vice President - Manufacturing


Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

 Common Stock

 Common Stock

 Common Stock

 Common Stock


2. Transaction Date:

September 15, 1999

September 15, 1999

September 16, 1999

September 16, 1999
(Month/Day/Year)


3. Transaction Code:
   Code          V

    M

    J

    S

    S


4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

 25,000            A                   $1.25

  8,000                   D            $3.0625

  5,000                   D            $3.50

  5,000                   D            $3.53125





5. Amount of Securities Beneficially Owned at End of Month:

 31,649


6. Ownership Form-Direct (D) or Indirect (I):

     D

     D

     D

     D


7. Nature of Indirect Beneficial Ownership:



Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:

   Common Stock


2. Conversion or Exercise Price of Derivative Security:

   $1.25


3. Transaction Date (Month/Day/Year):

   9/15/99


4. Transaction Code:
   Code          V

    M


5. Number of Derivative Securities Acquired (A) or Disposed of
(D):

   25,000 (D)





6. Date Exercisable and Expiration Date (Month/Day/Year):

  9/24/95                              9/24/99
(Date Exercisable)                   (Expiration Date)


7. Title and Amount of Underlying Securities:

 Common Stock                        25,000
(Title)                          (Amount of Number of Shares)


8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:

   42,500


10.Ownership Form of Derivative Security: Direct (D) or Indirect
(I):

    D


11. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

J-Cancellation of shares of Micronetics Wireless, Inc.
("Micronetics") Common Stock which were reacquired by Micronetics upon the exercise of a stock option previously granted to Mr.
Robbins.

s/David Robbins                                    10/05/99
Signature of Reporting Person                       Date